Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

PIERRE FOODS HOLDING CORPORATION

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

Pierre Foods Holding Corporation, a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST:  Article FIRST of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

FIRST:  The name of the corporation is AdvancePierre Foods Holdings, Inc. (hereinafter the “Corporation”).

SECOND:  The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 15th day of March, 2016.

PIERRE FOODS HOLDING CORPORATION

By:	/s/ Michael B. Sims
Name:	Michael B. Sims
Title:	Chief Financial Officer